Exhibit 99.1

Canadian Solar Reports First Quarter 2026 Results and Announces
Appointment of Chief Executive Officer

Kitchener, Ontario, May 14, 2026 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the first quarter ended March 31, 2026.

First Quarter Highlights

•	Solar module shipments of 2.5 GW, above guidance of 2.2 GW to 2.4 GW.

•	Energy storage shipments of 2.1 GWh, exceeding guidance of 1.7 GWh to 1.9 GWh.

•	Net revenues of $1.1 billion, at the high end of $900 million to $1.1 billion guidance.

•	Gross margin of 25.1%.

•	Commenced trial production at the flagship HJT solar cell factory in Jeffersonville, Indiana, marking a key milestone in U.S. domestic manufacturing, with commercial operation targeted to begin in July 2026.

•	Appointment of Mr. Colin Parkin as Chief Executive Officer, effective May 14, 2026. Mr. Parkin previously served as President of Canadian Solar. Dr. Shawn Qu, the Company’s founder, will transition from Chairman and Chief Executive Officer to the roles of Executive Chairman and Chief Technology Officer.

Dr. Shawn Qu, Executive Chairman and CTO, commented, “Canadian Solar’s journey from its founding in Ontario to its current position as a global leader in integrated clean energy is a testament to our enduring resilience. We have consistently evolved, and today we are navigating a pivotal shift from volume-driven expansion to value-driven leadership. This evolution calls for thoughtful leadership succession, and I am incredibly proud to transition the Chief Executive role to Colin Parkin, whose execution and operational leadership have already established our first-mover advantage in the energy storage sector. As I dedicate my focus to advancing our technological roadmap, we are deepening our commitment to our U.S. manufacturing footprint. Our Jeffersonville solar cell facility has entered trial production, and commercial operation is expected to commence in about two months. Coupled with the capacity expansion at our Mesquite module plant, we are helping strengthen the American solar supply chain to ensure long-term, sustainable growth.”

Dr. Shawn Qu founded Canadian Solar Inc. in Mississauga, Ontario 25 years ago. He holds a Ph.D. in Materials Science from the University of Toronto, an M.Sc. in Physics and an honorary doctorate from the University of Manitoba, and a B.Sc. in Physics from Tsinghua University. Dr. Qu has been a Fellow of the Canadian Academy of Engineering since 2019.

Colin Parkin, CEO of Canadian Solar, said, “We began the year with strong execution, exceeding guidance across all metrics. We delivered 2.5 GW of solar modules globally with an optimized mix of U.S. volumes. We maintained a disciplined approach to solar module shipments throughout the quarter, strategically managing volumes in response to elevated feedstock costs—including silver—to protect profitability. Our domestic manufacturing in the U.S. contributed robust margins, as we continue to reshore our supply chain. In our energy storage segment, we recognized revenue on 2.1 GWh of volume, supported by smooth construction progress across multiple customer sites. We will build on this momentum, with storage volumes expected to reach record levels in the second half. The broader solar market remains complex, as incremental price increases have not yet fully absorbed upstream cost pressures. Furthermore, competition in the storage sector is intensifying. In the face of these challenges, we remain committed to a balanced strategy focused on rigorous execution and continuous innovation.”

Ismael Guerrero, CEO of Canadian Solar’s subsidiary Recurrent Energy, said, “The sequential improvement in revenue was primarily driven by the sale of the Fort Duncan project, while the improvement in margin reflected the absence of pipeline impairment charges this quarter. As we continue to monetize other operating and under-construction assets, the impact on our results of operations may be less favorable in the near term. However, this strategy remains necessary to deleverage our balance sheet and recycle capital.”

Xinbo Zhu, Senior VP and CFO, added, “In the first quarter of 2026, we achieved $1.1 billion in revenue and a gross margin of 25.1%, with gross margin increasing both sequentially and year-over-year primarily due to the recognition of tariff refund benefits. Aided by this one-time benefit and continued controls on operating expenses, net loss attributable to shareholders narrowed to $32 million, or $0.71 per share. We closed the period with a cash position of $1.9 billion.”

First Quarter 2026 Results

Total solar module shipments recognized as revenue in Q1 2026 were 2.5 GW, down 42% quarter-over-quarter (“qoq”) and down 64% year-over-year (“yoy”).

Total battery energy storage shipments recognized as revenue in Q1 2026 were 2.1 GWh, up 5% qoq and up 142% yoy.

Net revenues were $1.1 billion in Q1 2026, down 11% sequentially and 10% yoy, mainly due to lower sales of solar modules partially offset by higher sales of battery energy storage systems.

Gross profit was $271 million, inclusive of a $93 million tariff refund benefit, compared to $124 million in Q4 2025 and $140 million in Q1 2025. Gross margin was 25.1%, compared to 10.2% and 11.7% in Q4 2025 and Q1 2025, respectively. The sequential and yoy increase in gross margin was primarily due to the recognition of IEEPA tariff refund benefits.

Operating expenses were $198 million, compared to $188 million in Q4 2025 and up from $195 million in Q1 2025 due to lower logistics costs offset by the absence of one-time gains recorded in the previous quarter. Operating expenses represented 18.4% of revenue, compared to 15.5% in Q4 2025 and 16.3% in Q1 2025.

Net loss attributable to Canadian Solar in accordance with generally accepted accounting principles in the United States of America (“GAAP”) in Q1 2026 was $32 million, or a net loss of $0.71 per share, compared to a net loss of $86 million, or a net loss of $1.66 per share, in Q4 2025, and a net loss of $34 million, or a net loss of $0.69 per share, in Q1 2025. Net income or loss per diluted share includes the dilutive effect of convertible bonds, as applicable, and dividends on the Recurrent Energy redeemable preferred shares.

Net cash flow used in operating activities in Q1 2026 was $209 million, driven by changes in working capital, specifically an increase in inventories, compared to net cash flow used in operating activities of $65 million in Q4 2025 and net cash flow used in operating activities of $264 million in Q1 2025.

Total debt, including financing liabilities, was $6.8 billion as of March 31, 2026, including $3.8 billion, $2.6 billion and $0.4 billion related to Recurrent Energy, Manufacturing, and convertible notes, respectively. Total debt increased from $6.5 billion as of December 31, 2025, mainly due to the issuance of convertible notes. Total non-recourse debt under Recurrent Energy as of March 31, 2026, was $2.3 billion.

Business Segments

On December 1, 2025, Canadian Solar announced a strategic initiative to resume direct oversight of its U.S. operations. The Company has formed a new joint venture with its majority-owned subsidiary, CSI Solar Co., Ltd. (“CSI Solar”), by holding a 75.1% controlling stake in CS PowerTech Inc. (“CS PowerTech”), which operates U.S.-based manufacturing and sales of solar modules, solar cells, and advanced energy storage systems.

Following the consummation of this strategic initiative, Canadian Solar’s business is organized into two segments:

•	Manufacturing, comprising CS PowerTech, which focuses on the manufacturing and sales of solar products, battery energy storage products, and other power technology products for the U.S. market, and CSI Solar, which serves all other global markets; and

•	Recurrent Energy, which focuses on solar power and battery storage project development, asset sales, power services, and electricity revenue from its operating portfolio.

Manufacturing

Solar Modules and Solar System Kits

The Company shipped 2.5 GW of solar modules and solar system kits to more than 60 countries and regions in Q1 2026.

Consistent with the Company’s transition from volume-driven growth to high-value creation, the Company will focus its disclosure on strategic markets rather than aggregate global manufacturing capacity.

In the U.S., the Company operates a 5 GWp solar module factory in Mesquite, Texas, which it expects to expand to nameplate capacity of 10 GWp by the second half of 2026.

The Company is also continuing to advance its flagship, state-of-the-art heterojunction technology (“HJT”) solar cell factory in Jeffersonville, Indiana. In response to strong customer demand, the Company is increasing its production capacity beyond 5 GWp, with additional production lines being installed and commissioned through 2026.

•	Phase I: Trial production began in April 2026. Phase I has a nameplate capacity of 2.1 GWp and is expected to become one of the first commercial-scale HJT solar cell facilities in the U.S. upon commencement of commercial operations.

•	Phase II: The Company expects to begin trial production for Phase II at the beginning of 2027. This expansion will add 4.2 GWp of capacity, bringing the Company’s total solar cell nameplate capacity in the U.S. to 6.3 GWp.

e-STORAGE: Battery Energy Storage Solutions

As of May 8, 2026, e-STORAGE contracted backlog, including contracted long-term service agreements, stood at $3.5 billion. These signed orders represent binding customer commitments and provide significant earnings visibility over a multi-year period.

Recurrent Energy

As of March 31, 2026, the Company had a total global solar project development pipeline of approximately 24 GWp and a battery energy storage project development pipeline of 81 GWh.

The business model consists of three key drivers:

•	Electricity revenue from the operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Asset sales, including selective operating assets in stable currency markets and assets in the rest of the world, to manage cash flow, debt levels and to fund growth in the operating portfolio; and

•	Power services (O&M) through long-term operations and maintenance (“O&M”) contracts, currently with 15 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

Project Development Pipeline – Solar

As of March 31, 2026, the Company’s total solar project development pipeline was 23.7 GWp, including 1.8 GWp under construction, 2.6 GWp of backlog, and 19.3 GWp of projects in advanced and early-stage development, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction within the next one to four years. A project’s risk cliff date is the date on which it passes the last high-risk development stage and varies by country. Typically, this occurs after the project has received all required environmental and regulatory approvals, and entered into interconnection agreements and offtake contracts, including feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remainder have reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or are assessed by the Company as having a greater than 90% likelihood of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by the Company that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential increases in power generation and battery energy storage capacity, as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of those projects to the extent expected, which could adversely affect its business, results of operations, and financial condition. In addition, the Company’s guidance and estimates of its future operating and financial results assume the completion of certain solar projects and battery energy storage projects in its pipeline. If the Company is unable to execute on its actionable pipeline, it may fail to meet its guidance, which could adversely affect the market price of its common shares and its business, results of operations, and financial condition.

The following table presents the Company’s total solar project development pipeline.

Solar Project Development Pipeline (as of March 31, 2026) – MWp*
Region	Under Construction	Backlog		Advanced Development	Early-Stage Development	Total
North America	606	226		427	4,573	5,832
Europe, the Middle East, and Africa (“EMEA”)	674	1,418	**	1,134	4,111	7,337
Latin America	-	374		352	6,256	6,982
Asia Pacific	492	616	**	572	1,887	3,567
Total	1,772	2,634		2,485	16,827	23,718

*All numbers are gross MWp.

**Including 443 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of March 31, 2026, the Company’s total battery energy storage project development pipeline was 80.6 GWh, including 5.0 GWh under construction and in backlog, and 75.6 GWh of projects in advanced and early-stage development.

The table below sets forth the Company’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of March 31, 2026) – MWh*
Region	Under Construction	Backlog		Advanced Development	Early-Stage Development	Total
North America	600	200		600	21,640	23,040
EMEA	-	1,350	**	3,925	30,322	35,597
Latin America	-	-		1,320	5,005	6,325
Asia Pacific	1,200	1,620		3,281	9,580	15,681
Total	1,800	3,170		9,126	66,547	80,643

*All numbers are gross MWh.

**Including 600 MWh in backlog that are owned by third parties.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates, taking into account factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

In Q2 2026, the Company expects total revenue to be in the range of $1.0 billion to $1.2 billion. Gross margin is expected to be between 13% and 15%. Total module shipments recognized as revenue are expected to be in the range of 3.1 GW to 3.3 GW. Total battery energy storage shipments in Q2 2026 are expected to be in the range of 2.8 GWh to 3.2 GWh, including approximately 400 MWh to internal and external projects under execution.

The Company is reiterating its guidance of 6.5 to 7.0 GW of solar modules and 4.5 to 5.5 GWh of battery energy storage solutions for the U.S. market in 2026.

Colin Parkin, CEO of Canadian Solar, commented, “The first half of the year reflects prevailing market challenges, with solar margins remaining under pressure. In our energy storage business, margins are normalizing, and we remain partially exposed to fluctuations in lithium carbonate pricing. These factors, combined with a broader backdrop of policy uncertainty and geopolitical volatility, continue to impact both customers’ long-term planning and our own operational execution. We anticipate stronger storage volumes and the benefits from the ramp-up of our U.S. domestic solar cell manufacturing to be weighted toward the second half, while our project development business continues to execute on its rebalancing strategy.”

Recent Developments

Canadian Solar

On May 14, 2026, Canadian Solar announced the appointment of Mr. Colin Parkin as Chief Executive Officer, effective immediately. Mr. Parkin, who previously served as the Company's President, succeeds founder Dr. Shawn Qu, who has transitioned from Chairman and CEO to the roles of Executive Chairman and Chief Technology Officer. In this new capacity, Dr. Qu will focus on spearheading the Company’s technological innovation and long-term R&D strategy.

On April 17, 2026, Canadian Solar announced that the Patent Trial and Appeal Board ("PTAB") of the U.S. Patent and Trademark Office ("USPTO") issued Final Written Decisions invalidating all claims of two TOPCon (Tunnel Oxide Passivated Contact) solar cell patents. These patents were previously asserted by Trina Solar Co., Ltd. ("Trina") against certain subsidiaries of Canadian Solar. These decisions reflect Canadian Solar's continued ability to manage international intellectual property disputes.

Manufacturing: CS PowerTech and CSI Solar

On March 31, 2026, Canadian Solar announced that it would deliver a total of 420 MWh AC of battery energy storage systems for Drax Group, a leading UK renewable energy company, across two projects in the United Kingdom. Both projects are being developed by Apatura and have been acquired by Drax. Battery installations are scheduled to commence in the third quarter of 2026 at the Marfleet site, with the Neilston project expected to start installations in early 2027.

Conference Call Information

The Company will hold a conference call on Thursday, May 14, 2026, at 8:00 a.m. U.S. Eastern Time to discuss the Company's first quarter 2026 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.) or +1-201-389-0920 from international locations. The conference ID is 13760199. A live webcast of the conference call will also be available via the webcast link on the investor relations section of Canadian Solar's website.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, May 28, 2026, and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations. The replay pin number is 13760199. A webcast replay will also be available via the webcast link on the investor relations section of Canadian Solar's website.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 25 years, Canadian Solar has successfully delivered nearly 177 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar had shipped over 20 GWh of battery energy storage solutions to global markets as of March 31, 2026, and had a $3.5 billion contracted backlog as of May 8, 2026. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12.2 GWp of solar power projects and 6.4 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 24 GWp of solar and 81 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the markets for solar power and battery energy storage; our growth strategies, future business performance, and financial condition; our ability to sustain our project development and balance long-term asset ownership with selective project sales; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, and policy support schemes, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, offtake and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks are described in the Company’s filings with the Securities and Exchange Commission, including its latest annual report on Form 20-F filed on April 10, 2026. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang Investor Relations Canadian Solar Inc. investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s Manufacturing and Recurrent Energy businesses.

	Select Financial Data – Manufacturing and Recurrent Energy
	Three Months Ended and As of March 31, 2026 (In Thousands of U.S. Dollars)
	Manufacturing	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$949,662	$139,232	$(11,016)	$1,077,878
Cost of revenues	673,316	153,749	(20,007)	807,058
Gross profit	276,346	(14,517)	8,991	270,820
Operating expenses	149,529	45,736	2,689	197,954
Income (loss) from operations	126,817	(60,253)	6,302	72,866
Other segment items (1)				(64,181)
Income before income taxes and equity in losses of affiliates				8,685

Supplementary Information:
Interest expense	$(14,828)	$(31,664)	$(5,878)	$(52,370)
Interest income	6,252	10,202	204	16,658
Depreciation and amortization, included in cost of revenues and operating expenses	114,089	16,632	—	130,721

Cash and cash equivalents	$1,353,014	$71,283	$16,813	$1,441,110
Restricted cash – current and non-current	323,034	119,147	—	442,181
Non-recourse borrowings	—	2,284,531	—	2,284,531
Other short-term and long-term borrowings	2,505,510	1,349,878	—	3,855,388
Convertible notes – non-current	—	—	419,150	419,150
Green bonds – current	—	151,137	—	151,137

(1) Includes interest expense, net, gain on change in fair value of derivatives, net, foreign exchange loss, net and investment income, net.

The following table summarizes the revenues generated from each product or service.

	Three Months Ended March 31, 2026	Three Months Ended December 31, 2025	Three Months Ended March 31, 2025
	(In Thousands of U.S. Dollars)
Manufacturing:
Solar modules	$455,117	$718,597	$797,422
Battery energy storage solutions	382,758	296,848	155,310
Solar system kits	25,437	35,409	85,526
EPC and others	77,152	101,412	35,037
Subtotal	940,464	1,152,266	1,073,295
Recurrent Energy:
Solar power and battery energy storage asset sales	88,541	15,975	72,151
Power services	22,416	20,286	16,499
Revenue from electricity, battery energy storage operations and others	26,457	28,682	34,680
Subtotal	137,414	64,943	123,330
Total net revenues	$1,077,878	$1,217,209	$1,196,625

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Net revenues	$1,077,878	$1,217,209	$1,196,625
Cost of revenues	807,058	1,092,808	1,056,131
Gross profit	270,820	124,401	140,494

Operating expenses:
Selling and distribution expenses	54,281	81,047	90,767
General and administrative expenses	135,472	106,946	105,651
Research and development expenses	20,718	21,683	24,284
Other operating income, net	(12,517)	(21,214)	(25,403)
Total operating expenses	197,954	188,462	195,299

Income (loss) from operations	72,866	(64,061)	(54,805)
Other income (expenses):
Interest expense	(52,370)	(48,458)	(40,487)
Interest income	16,658	8,960	12,096
Gain (loss) on change in fair value of derivatives, net	4,985	(7,052)	(9,039)
Foreign exchange loss, net	(33,920)	(8,035)	(4,586)
Investment income, net	466	120	1,090
Total other expenses	(64,181)	(54,465)	(40,926)

Income (loss) before income taxes and equity in losses of affiliates	8,685	(118,526)	(95,731)
Income tax benefit (expense)	(16,938)	4,178	23,122
Equity in losses of affiliates	(5,255)	(16,453)	(4,045)
Net loss	(13,508)	(130,801)	(76,654)

Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	18,585	(44,463)	(42,683)

Net loss attributable to Canadian Solar Inc.	$(32,093)	$(86,338)	$(33,971)

Earnings (loss) per share – basic	$(0.71)	$(1.66)	$(0.69)
Shares used in computation – basic	67,817,714	67,712,693	66,962,686
Earnings (loss) per share - diluted	$(0.71)	$(1.66)	$(0.69)
Shares used in computation – diluted	67,817,714	67,712,693	66,962,686

Canadian Solar Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)
(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Net loss	$(13,508)	$(130,801)	$(76,654)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	63,355	39,752	2,091
Gain (loss) on changes in fair value of available-for-sale debt securities	—	1,941	(504)
Gain (loss) on interest rate swap	6,604	7,955	(3,081)
Share of gain (loss) on changes in fair value of interest rate swap of affiliate	22	(443)	(1,232)
Comprehensive income (loss)	56,473	(81,596)	(79,380)
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	35,562	(31,664)	(40,768)
Comprehensive income (loss) attributable to Canadian Solar Inc.	$20,911	$(49,932)	$(38,612)

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$1,441,110	$1,370,418
Restricted cash	420,784	541,705
Accounts receivable trade, net	698,978	829,957
Accounts receivable, unbilled	247,858	228,393
Amounts due from related parties	13,903	17,959
Inventories	1,519,211	1,133,539
Value added tax recoverable	263,970	252,251
Advances to suppliers, net	220,530	217,871
Derivative assets	6,852	15,002
Project assets	747,798	549,269
Prepaid expenses and other current assets	881,774	822,502
Total current assets	6,462,768	5,978,866
Restricted cash	21,397	28,312
Property, plant and equipment, net	3,469,541	3,376,035
Solar power and battery energy storage systems, net	2,099,078	2,065,498
Deferred tax assets, net	657,297	634,160
Advances to suppliers, net	101,001	104,518
Investments in affiliates	307,255	289,601
Intangible assets, net	31,282	31,981
Project assets	1,231,954	1,481,486
Right-of-use assets	430,948	441,291
Amounts due from related parties	84,008	76,848
Other non-current assets	638,019	663,133
TOTAL ASSETS	$15,534,548	$15,171,729

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2026	2025
LIABILITIES, REDEEMABLE INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$2,602,193	$2,389,037
Green bonds	151,137	153,152
Accounts payable	1,030,796	878,827
Short-term notes payable	724,908	939,549
Amounts due to related parties	6,286	7,484
Other payables	821,534	779,198
Advances from customers	216,077	162,586
Derivative liabilities	5,789	6,179
Operating lease liabilities	32,601	26,783
Other current liabilities	479,288	507,594
Total current liabilities	6,070,609	5,850,389
Long-term borrowings	3,537,726	3,621,232
Convertible notes	419,150	195,313
Liability for uncertain tax positions	5,642	5,788
Deferred tax liabilities	300,722	296,719
Operating lease liabilities	338,663	354,508
Other non-current liabilities	565,341	578,152
TOTAL LIABILITIES	11,237,853	10,902,101
Redeemable non-controlling interests	295,933	326,559

Equity:
Common shares	835,543	835,543
Additional paid-in capital	569,859	568,921
Retained earnings	1,449,539	1,481,632
Accumulated other comprehensive loss	(25,121)	(78,125)
Total Canadian Solar Inc. shareholders’ equity	2,829,820	2,807,971
Non-controlling interests	1,170,942	1,135,098
TOTAL EQUITY	4,000,762	3,943,069
TOTAL LIABILITIES, REDEEMABLE INTERESTS AND EQUITY	$15,534,548	$15,171,729

Canadian Solar Inc.
Unaudited Condensed Statements of Cash Flows
(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Operating Activities:
Net loss	$(13,508)	$(130,801)	$(76,654)
Adjustments to net loss	152,825	158,944	161,770
Changes in operating assets and liabilities	(347,975)	(93,177)	(349,319)
Net cash used in operating activities	(208,658)	(65,034)	(264,203)

Investing Activities:
Purchase of property, plant and equipment and intangible assets	(173,210)	(266,377)	(256,380)
Purchase of solar power and battery energy storage systems	(20,053)	(53,105)	(128,707)
Other investing activities	60,176	20,946	(83,897)
Net cash used in investing activities	(133,087)	(298,536)	(468,984)

Financing Activities:
Capital contributions from tax equity investors in subsidiaries	—	750	14,680
Repurchase of shares by subsidiary	—	(24,510)	(21,404)
Net proceeds from issuance of convertible notes	222,983	—	43,896
Other financing activities	114,936	45,561	507,066
Net cash provided by financing activities	337,919	21,801	544,238
Effect of exchange rate changes	(53,318)	102,273	(41,153)
Net decrease in cash, cash equivalents and restricted cash	(57,144)	(239,496)	(230,102)
Cash, cash equivalents and restricted cash at the beginning of the period	$1,940,435	$2,179,931	$2,264,021
Cash, cash equivalents and restricted cash at the end of the period	$1,883,291	$1,940,435	$2,033,919